UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive
Hawthorne, New York 10532
(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:

William J. Coote VP, Chief Financial Officer (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2021

Hawthorne, NY, January 27, 2022 ─ Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and nine months ended December 31, 2021.

Quarter ended December 31, 2021 Highlights ─ compared to December 31, 2020

•
Net sales of $139.0 million decreased $1.2 million.
•
Gross profit of $76.0 million increased $2.8 million, and as a percentage of net sales was 54.7% compared to 52.2%.
•
Research and development (“R&D”) expenses of $14.2 million were in line with the prior year quarter.
•
Selling, marketing, general and administrative expenses (“SG&A”) of $24.8 million increased $2.0 million.
•
Operating income of $37.0 million was in line with the prior year quarter, and as a percentage of net sales was 26.6% compared to 25.9%.
•
Interest and other financial income of $2.1 million decreased $1.9 million, reflecting the lower global interest rate environment.
•
Tax expense of $13.2 million increased $7.1 million. Excluding the tax impact from certain items related to the settlement and loss contingencies charges taken in prior periods, tax expense increased $0.2 million with a resulting effective tax rate of 15.8% compared to 15.6%.
•
Net income attributable to Taro was $26.3 million compared to $32.9 million, resulting in diluted earnings per share of $0.70 compared to $0.86.

Nine Months ended December 31, 2021 Highlights ─ compared to December 31, 2020

•
Net sales of $418.1 million increased $17.5 million.
•
Gross profit of $215.8 million decreased $3.9 million, and as a percentage of net sales was 51.6% compared to 54.8%.
•
R&D expenses of $39.6 million decreased $3.9 million.
•
SG&A of $72.5 million increased $3.4 million.
•
Settlements and loss contingencies of $61.4 million consist of the additional legal contingency of $60.0 million (taken in the first quarter) related to ongoing multi-jurisdiction civil antitrust matters and $1.4 million related to the aforementioned global resolution with the Department of Justice (“DOJ”) in connection with its investigations into the U.S. generic pharmaceutical industry. In the prior year, settlements and loss contingencies of $478.9 million consisted of $418.9 million related to the global resolution with the DOJ in connection with its investigations into the U.S. generic pharmaceutical industry and an additional provision of $60.0 million related to ongoing multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.
•
Operating income of $42.2 million compared to operating loss of $371.9 million. Excluding the settlement and loss contingencies charges in both periods, operating income was $103.6 million compared to $107.0 million and as a percentage of net sales was 24.8% compared to 26.7%.
•
Interest and other financial income of $7.5 million decreased $9.5 million.

•
Tax expense of $22.0 million increased $3.4 million. Excluding the impact from the settlement and loss contingencies charges in both periods, tax expense decreased $3.4 million with a resulting effective tax rate of 13.2% compared to 14.8%.
•
Net income attributable to Taro was $30.9 million compared to net loss of $356.9 million, resulting in diluted earnings (loss) per share of $0.82 compared to $(9.33). Excluding the impact from the settlement and loss contingencies charges in both periods, net income was $99.2 million compared to $107.1 million, resulting in diluted earnings per share of $2.64 compared to $2.80.

Cash Flow and Balance Sheet Highlights

•
Cash flow used in operations was $200.0 million for the nine months ended December 31, 2021. Excluding the impact from the settlement and loss contingencies charges in both periods, cash flow provided by operations was $124.6 million compared to $97.5 million for the nine months ended December 31, 2020.
•
As of December 31, 2021, cash and cash equivalents and marketable securities (both short and long-term), decreased $257.4 million to $1.3 billion from March 31, 2021; reflecting the impact from payments to the DOJ of $317.6 million ─ as a result of the global resolution with the DOJ in connection with its investigations into the U.S. generic pharmaceutical industry, and share repurchases of $24.9 million.

Mr. Uday Baldota, Taro’s CEO, stated, “Despite the challenging market conditions, particularly in the U.S. generic market, we successfully defended our market share across each business. Our current quarter and nine month performance reflects this. With the intent of ever strengthening the future, we remain focused on high return R&D investments as well as the exploration of new business development opportunities.”

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Applications (“ANDAs”): Sildenafil Powder for Oral Suspension, 10 mg/mL and Adapalene Gel, USP 0.1%. The Company currently has a total of seventeen ANDAs awaiting FDA approval, including four tentative approvals.

Taro Pharmaceuticals U.S.A., Inc. (“Taro USA”) Signs Settlement Agreement with the Direct Purchaser Plaintiffs

Taro USA entered into a settlement agreement with the direct purchaser class on November 4, 2021, which, if approved by the court, will resolve all claims brought by the direct purchaser class against Taro USA and its parents, affiliates, officers and directors in the In re: Generic Pharmaceuticals Pricing Antitrust Litigation. Under the terms of the settlement agreement, Taro USA will pay a maximum of $67.6 million, subject to a reduction of up to $8.0 million depending on the decisions of certain class members to opt out of the settlement. The settlement is subject to approval by the court.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2022. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(U.S. dollars in thousands, except share data)

	Quarter Ended		Nine Months Ended
	December 31,		December 31,
	2021	2020	2021	2020
Sales, net	$138,984	$140,145	$418,083	$400,622
Cost of sales	62,937	66,957	202,293	180,900
Impairment	13	—	13	—
Gross profit	76,034	73,188	215,777	219,722

Operating Expenses:
Research and development	14,201	14,081	39,648	43,565
Selling, marketing, general and administrative	24,841	22,798	72,501	69,121
Settlements and loss contingencies	26	—	61,446	478,924
Operating income (loss) *	36,966	36,309	42,182	(371,888)

Financial income, net:
Interest and other financial income	(2,090)	(4,001)	(7,501)	(16,989)
Foreign exchange expense	544	2,036	555	1,207
Other gain, net	990	863	3,714	2,792
Income (loss) before income taxes	39,501	39,137	52,842	(353,313)
Tax expense	13,188	6,101	21,980	18,545
Net income (loss)	26,313	33,036	30,862	(371,858)
Net income (loss) attributable to non-controlling interest	—	117	—	(14,991)
Net income (loss) attributable to Taro *	$26,313	$32,919	$30,862	$(356,867)

Net income (loss) per ordinary share attributable to Taro:
Basic and Diluted *	$0.70	$0.86	$0.82	$(9.33)

Weighted-average number of shares used to compute net income (loss) per share:
Basic and Diluted	37,584,891	38,254,231	37,659,478	38,256,963

May not foot due to rounding.

* Excluding the settlement and loss contingencies charges of $61.4 million and $478.9 million for the nine months ended December 31, 2021 and 2020, Operating income was $103.6 million and $107.0 million, Net income attributable to Taro was $99.2 million and $107.1 million, and basic and diluted earnings per share was $2.64 and $2.80, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2021	2020
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$318,103	$605,177
Short-term and current maturities of long-term bank deposits	35,573	—
Marketable securities	433,403	418,480
Accounts receivable and other:
Trade, net	224,666	213,539
Other receivables and prepaid expenses	43,047	53,347
Inventories	182,446	180,292
TOTAL CURRENT ASSETS	1,237,238	1,470,835
Marketable securities	536,348	557,209
Property, plant and equipment, net	193,995	205,508
Deferred income taxes	125,659	142,007
Other assets	29,779	31,314
TOTAL ASSETS	$2,123,019	$2,406,873

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$43,685	$61,166
Other current liabilities	351,108	615,135
TOTAL CURRENT LIABILITIES	394,793	676,301
Deferred taxes and other long-term liabilities	31,672	35,115
TOTAL LIABILITIES	426,465	711,416

Taro shareholders' equity	1,696,554	1,703,649
Non-controlling interest	—	(8,192)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,123,019	$2,406,873

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$30,862	$(371,858)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	19,248	17,337
Impairment of long-lived assets	13	—
Realized loss on sale of long-lived assets	551	—
Change in derivative instruments, net	(536)	(390)
Effect of change in exchange rate on marketable securities and bank deposits	(39)	(4,288)
Deferred income taxes, net	15,003	(31,877)
(Increase) decrease in trade receivables, net	(11,129)	6,395
Increase in inventories, net	(2,154)	(16,454)
Decrease (increase) in other receivables, income tax receivables, prepaid expenses and other	10,973	(11,962)
(Decrease) increase in trade, income tax, accrued expenses and other payables	(270,482)	405,233
Expense from amortization of marketable securities bonds, net	7,734	2,579
Net cash used in operating activities	(199,956)	(5,285)

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(9,121)	(14,210)
Investment in other intangible assets	(120)	(117)
Investment in short-term bank deposits, net	(35,573)	—
(Investment in) proceeds from marketable securities, net	(17,161)	60,122
Net cash (used in) provided by investing activities	(61,975)	45,795

Cash flows from financing activities:
Purchase of treasury stock	(24,934)	(3,243)
Net cash used in financing activities	(24,934)	(3,243)

Effect of exchange rate changes on cash and cash equivalents	(209)	2,297
(Decrease) increase in cash and cash equivalents	(287,074)	39,564
Cash and cash equivalents at beginning of period	605,177	513,354
Cash and cash equivalents at end of period	$318,103	$552,918

Cash Paid during the year for:
Income taxes	$5,667	$24,169
Cash Received during the year for:
Income taxes	$2,351	$4,093
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$763	$453
Non-cash financing transactions:
Purchase of treasury stock	$—	$559
Purchase of marketable securities, net	$—	$580

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director